


15005514

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


Received SEC
MAR 09 2015
Washington, DC 20549

No Act
PE 1/13/15

March 9, 2015

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 3-9-15

Re: JPMorgan Chase & Co.
Incoming letter dated January 13, 2015

Dear Mr. Dunn:

This is in response to your letters dated January 13, 2015 and February 13, 2015 concerning the shareholder proposal submitted to JPMorgan Chase by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, the New York City Teachers' Retirement System, the New York City Board of Education Retirement System and the UAW Retiree Medical Benefits Trust. We also have received a letter from the UAW Retiree Medical Benefits Trust dated February 9, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

Meredith Miller
UAW Retiree Medical Benefits Trust
mamiller@rhac.com

March 9, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 13, 2015

The proposal urges the board to adopt a policy that JPMorgan Chase will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying the company's clawback provisions.

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on senior executive compensation. Accordingly, we do not believe that JPMorgan Chase may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SACRAMENTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

February 13, 2015

VIA E-MAIL ***(shareholderproposals@sec.gov)***

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of the Comptroller of the
City of New York and the UAW Retiree Medical Benefits Trust

Dear Ladies and Gentlemen:

This letter concerns the request, dated January 13, 2015 (the "***Initial Request Letter***"), that we submitted on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), seeking confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by the Comptroller of the City of New York and the UAW Retiree Medical Benefits Trust (the "***Proponents***"), from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Proxy Materials***"). On behalf of the Proponents, UAW Retiree Medical Benefits Trust submitted a letter to the Staff, dated February 9, 2015 (the "***Proponent Letter***"), asserting its view that the Proposal and Supporting Statement are required to be included in the 2015 Proxy Materials.

We submit this letter on behalf of the Company to supplement the Initial Request Letter and respond to the claims made in the Proponent Letter. We also renew our request for confirmation that the Staff will not recommend enforcement action to the Commission if the

Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8.

We have concurrently sent copies of this correspondence to the Proponents.

I. BACKGROUND

On December 9, 2014, the Company received an email on behalf of the Proponents containing the Proposal for inclusion in the Company's 2015 Proxy Materials. The Proposal reads as follows:

> "RESOLVED, that shareholders of JPMorgan Chase & Co. ("JPMorgan") urge the board of directors ("Board") to adopt a policy (the "Policy") that JPMorgan will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused any senior executive to forfeit an incentive compensation award as a result of applying JPMorgan clawback provisions. "Senior executive" includes a former senior executive.
>
> The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation."

The Company believes that it may properly omit the Proposal from its 2015 Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading; and
- Rule 14a-8(i)(7), as it deals with matters relating to the Company's ordinary business operations.

The Proponent Letter expresses the view that the Proposal and Supporting Statement may not be excluded from the 2015 Proxy Materials under Rule 14a-8 because (1) the Proposal is not vague and indefinite and (2) the Proposal relates to "significant social policy issues."

As discussed below, the Proponent Letter does not alter the analysis of the application of either Rule 14a-8(i)(3) or Rule 14a-8(i)(7) to the Proposal. Specifically, the Proponent Letter misstates the Company's view with respect to the term "senior executive" and fails to address the fundamental ambiguity with respect to such term that is created by the Supporting Statement. Further, the Company continues to be of the view that the Proposal may be excluded under Rule 14a-8(i)(7) because the Proposal does not relate solely to "significant policy issues," as the Proposal relates to the compensation of employees other than senior executives, a topic which the Staff has consistently concurred is not a significant policy issue for purposes of Rule 14a-8(i)(7) .

II. EXCLUSION OF THE PROPOSAL

A. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(3), as it is Materially False and Misleading

As discussed in the Initial Request Letter, the Staff has consistently found that a proposal is inherently vague and indefinite and, therefore, may be omitted from a company's proxy materials if it fails to adequately define key terms or provide sufficient guidance regarding the manner in which the proposal should be implemented. Further, the Staff has consistently concurred that specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement.

The Initial Request Letter expressed the view that the Proposal may be properly excluded under Rule 14a-8(i)(3) because the Supporting Statement provides shareholders with a description of the Proposal's meaning of the key term "senior executive" that is so vague and indefinite that it renders the Proposal materially false and misleading. The Proponent Letter does not address this point directly; instead, it merely states that "senior executives" is a "term the Division has used consistently for over 20 years to delineate the boundary between non-ordinary-business executive compensation proposals and ordinary business proposals on general employee compensation." The Initial Request Letter does not express a view that is inconsistent with this basic concept. The Proponent Letter, however, fails to address the central basis for the omission under Rule 14a-8(i)(3) that is expressed in the Initial Request Letter—while the Staff has consistently denied the exclusion of proposals that deal with "senior executive" compensation, the Supporting Statement creates a fundamental vagueness around the meaning of the term "senior executives" as used in the Proposal by attempting to define the term in a manner that extends the that term well beyond the Company's executives.

Pursuant to *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("***SLB 14B***"), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited circumstances, one of which is when the language of the proposal or the supporting statement renders the proposal so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." The Proposal refers to "senior executives," a term that the Staff has long-recognized but has not explicitly defined. The Company believes, however, that the term must necessarily include executive officers or a subset thereof, but does not extend to other employees in a company well below the executive level, such as those the Supporting Statement states would be subject to the Proposal. In this regard, the Supporting Statement states that "disclosure of the recoupment from senior executives below the named executive officer level, recoupment from whom is already required to be disclosed under SEC rules, would be useful for shareholders because *these executives may have business unit responsibilities or otherwise be in a position to take on substantial risk or affect key company policies*." (emphasis added). As discussed in the Initial Request Letter, the breadth of this language in the Supporting Statement goes well beyond the definition of executive officer that is established by Rule 3b-7. Specifically, the Supporting Statement provides that the Proposal, if implemented, would also apply to persons who are not executive officers—and could, in fact, fall well below that classification—those that "may" have business unit responsibilities or could be "in a position to take substantial risk" or who could be in a position to "affect key company policies." The Company, as with all large public companies, has a broad range of non-executive employees that are "in a position to take substantial risk" or who could be in a position to "affect" key company policies. Accordingly, the Proponent's assertion that the Proposal relates only to "senior executives" is inconsistent with the language of the Supporting Statement, which creates a basic uncertainty as to the range of Company employees who would be covered by the Proposal.

The Proponent Letter's reliance on *SunTrust Banks, Inc.* (Jan. 5, 2015) and *JPMorgan Chase & Co.* (Mar. 9, 2009) is not persuasive with regard to the language of the Proposal and Supporting Statement. While the resolved clause of *Sun Trust Banks* is identical to the resolved clause of the Proposal at issue, the supporting statements differ significantly. The supporting statement in *Sun Trust Banks* is silent as to the group that constitutes "senior executives;" in contrast, the Supporting Statement describes those employees whose compensation would be subject to the Proposal, if implemented, as those that "may have business unit responsibilities or otherwise be in a position to take on substantial risk or affect key company policies." This definition is inconsistent with the Proposal's reference to "senior executives" and therefore causes the Proposal and Supporting Statement to be vague and indefinite pursuant to the analysis of SLB 14B. Similarly, the language in the proposal in the 2009 *JPMorgan Chase* no-action letter does not present a direct conflict with the language of the supporting statement and, therefore is not applicable to the view expressed in the Initial Request Letter. Unlike the precedent cited by the Proponent in the Proponent Letter, the language in the Supporting Statement's description of the breadth of the Proposal's application is precisely what makes the Proposal so vague and indefinite as to be materially false and misleading.

For the reasons set forth in the Initial Request Letter and discussed above, the Company continues to be of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

B. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because It Relates To The Company's Ordinary Business Operations

As discussed in the Initial Request Letter, the Proposal may be properly excluded in reliance on Rule 14a-8(i)(7) because the action sought by the Proposal deals with general employee compensation. In this regard, the Initial Request Letter states that "the Proposal does not relate solely to executive compensation" nor is it "limited to compensation of . . . non-executive officers [who are in a position to cause the institution to take inappropriate risks that could lead to material financial loss];" instead, it relates broadly to an uncertain group of Company personnel who could take on "substantial risk" or, regardless of being in that category, could "affect" company policies. As addressed in the Rule 14a-8(i)(3) discussion above, this Supporting Statement discussion expands the Proposal to a category of employees well below the executive officer level and, as such, states directly that the Proposal does not relate solely to senior executive compensation; instead, it provides that the Proposal relates to general employee compensation as well as senior executive compensation.

The Staff has consistently determined that proposals relating to employee compensation involve matters relating to ordinary business and therefore may be excluded under Rule 14a-8(i)(7). In addition, the Staff has consistently determined that proposals addressing both executive compensation and non-executive, or general employee, compensation are excludable under Rule 14a-8 (i)(7). *See, e.g., Johnson Controls* (Oct. 16, 2012) (noting "[T]he proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Further, proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7)."). The Initial Request Letter contains further discussion of the Staff precedent permitting exclusion of proposals that are not limited solely to executive compensation, such as the Proposal.

Accordingly, as the Proposal relates to a broad, although unclear, category of employees who are beyond the category of senior executives, it relates, at least in part, to general employee compensation matters. The Company, therefore, continues to be of the view that the Proposal relates, in part, to ordinary business operations and, as such, the Company may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons discussed above and in the Initial Request Letter, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8. We respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,



Martin P. Dunn
of Morrison & Foerster LLP

cc: Michael Garland, City of New York Office of the Comptroller
Meredith Miller, UAW Retiree Medical Benefits Trust
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

UAW RETIREE
Medical Benefits Trust

February 9, 2015

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by JPMorgan Chase & Co. to omit proposal by the New York City Retirement Systems and UAW Retiree Medical Benefits Trust

Dear Sir/Madam,

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the UAW Retiree Medical Benefits Trust and the New York City Retirement Systems (together, the "Proponents") submitted a shareholder proposal (the "Proposal") to JPMorgan Chase & Co. ("JPMC" or the "Company"). The Proposal asks JPMC to adopt a policy (the "Policy") providing for disclosure of any application of its incentive compensation recoupment policy to senior executives.

In a letter to the Division dated January 13, 2015 (the "No-Action Request"), JPMC stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. JPMC argued that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3), on the ground that the Proposal is excessively vague and therefore materially false or misleading, and on Rule 14a-8(i)(7), as relating to the Company's ordinary business operations. As discussed more fully below, JPMC has not met its burden of proving its entitlement to rely on either of those exclusions; accordingly, the Proponents respectfully ask that its request for relief be denied.

The Proposal states:

"RESOLVED, that shareholders of JPMorgan Chase & Co. ("JPMorgan") urge the board of directors ("Board") to adopt a policy (the "Policy") that JPMorgan will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused any senior executive to forfeit an incentive compensation award as a result of applying JPMorgan's clawback provisions. "Senior executive" includes a former senior executive.

The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment

P.O. Box 14309 Detroit, MI 48214
Tel: 734-929-5789 • Fax: (734) 769-6538

or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure required in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation."

Vagueness

JPMC claims that the Proposal is so vague and indefinite that exclusion is warranted under Rule 14a-8(i)(3), which allows omission of proposals that violate any of the Commission's proxy rules, including Rule 14a-9's prohibition on materially false or misleading statements. Rule 14a-8(i)(3) has been interpreted to permit a company to exclude a proposal if it is "so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." (Staff Legal Bulletin 14B (Sept. 15, 2004))

JPMC objects that the term "senior executives," which the Proposal does not define, is so vague that exclusion of the Proposal in its entirety is appropriate. But "senior executives" is not a term cooked up by the Proponents. Rather, it is the term the Division has used consistently for over 20 years to delineate the boundary between non-ordinary-business executive compensation proposals and ordinary business proposals on general employee compensation.

Given that consistency, it is unsurprising that the No-Action Request does not cite a single determination finding the term "senior executive" to be excessively vague. Indeed, very recently, in SunTrust Banks, Inc. (Jan. 6, 2015), involving a proposal nearly identical to the Proposal, the Staff rejected the same argument advanced here by JPMC. It is worth noting that, several years ago, JPMC unsuccessfully sought exclusion on ordinary business grounds of a bonus deferral proposal covering senior executives by claiming that the term senior executives was excessively vague and indefinite. (See JPMorgan Chase & Co. (Feb. 5, 2009); see also Pier 1 Imports, Inc. (Apr. 9, 2009) (same); Morgan Stanley (Mar. 12, 2009)(same), Comerica Inc. (Mar. 9, 2009)(same); SBC Communications (Jan. 18, 2005)(same); and Emerson Electric Co. (Oct. 24, 2005)(same))

The senior executive/general employee compensation distinction has a long history. In 1992, the Staff reversed its approach to executive compensation proposals, declaring that several companies could not rely on the ordinary business exclusion to omit proposals on senior executive or director compensation because "[t]here is now widespread public debate concerning compensation policies and practices relating to senior executive officers and directors." (See Kevin W. Waite, "The Ordinary Business Operations Exception: A Return to Predictability," 64 Fordham L. Rev. 1253, n.107 (citing and quoting from determinations as well as SEC Chairman Richard Breeden's similar statement in a 1992 press release announcing the change); see also Exchange Act Release No. 40018 (May 21, 1998), at n.36 and accompanying text (describing reversal of Division's position on application of the ordinary business exclusion to executive compensation proposals))

Since then, the Staff explained in Staff Legal Bulletin No. 14A (July 12, 2002), "we have applied a bright-line analysis to proposals concerning equity or cash compensation:

- We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7); and
- We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7)." (footnotes omitted)(emphasis in original)

JPMC claims that the vagueness of "senior executives" is "demonstrated by the conflict between the definition of 'executive officer' under the Exchange Act and the Supporting Statement's description of the meaning of 'senior executive." (No-Action request, at 4) However, the Exchange Act concept of executive officer is not relevant in the 14a-8 context. Although it may be the case that JPMC's executive officers are a defined group, while senior executives is a more fluid concept, it does not follow that the Proponents should have drafted the Proposal to apply to executive officers instead. Indeed, the Staff has allowed exclusion of proposals, whether referring to "executive officers" or "executives" or another group, that do not use the senior executive nomenclature.

As a result of the Staff's consistent interpretive approach, shareholders are accustomed to voting on proposals that seek to alter some aspect of senior executive pay. According to proxy solicitor Georgeson, in the five-year period from 2010 through 2014, shareholders voted on 359 shareholder proposals on the subject of executive compensation. (http://www.computershare-na.com/sharedweb/georgeson/acgr/acgr2014.pdf, at 14) Most such proposals[1] seek reform of various aspects of senior executive compensation such as accelerated option vesting, golden parachutes and performance-based stock options; examples can be found in the 2014 proxy statements of Alcoa, Dow Chemical, General Electric, Honeywell, Nabors, Occidental and PulteGroup. Thus, it strains credulity to claim, as JPMC does, that shareholders would be so confused by the meaning of senior executives that they would not understand the Proposal enough to vote knowledgeably on it. They have been doing so for many years.

Given the long-established Staff policy and proponent practice regarding proposals on senior executive compensation, the Proposal is not so vague that shareholders and JPMC would be unable to determine with reasonable certainty what

---

[1] Some proposals, which seek reforms covering only the narrower group of named executive officers, are not excludable on ordinary business grounds. As well, because companies sometimes do not seek no-action relief even when a proposal is drafted to apply too broadly, shareholders on occasion vote on proposals with broader application.

actions would be required to implement it. Accordingly, JPMC's request for relief on vagueness grounds should be denied.

Ordinary Business

JPMC contends that the Proposal is excludable as relating to the Company's ordinary business operations because it would apply to employees who are not "executive officers" of JPMC. But as with its vagueness argument, JPMC does not explain why the alleged lack of exact alignment between JPMC's executive officer and senior executive groups requires exclusion of the Proposal. That argument is a challenging one for JPMC to make, to be sure, given that JPMC spent the first five pages of the No-Action Request urging that neither it nor its shareholders could figure out who is a senior executive.

In any event, JPMC's effort to create confusion about an unambiguous and straightforward proposal should be rejected. The Proposal uses commonly accepted terminology that has been applied for over two decades to separate excludable general compensation proposals from those that may not be omitted on ordinary business grounds because they raise significant social policy issues.

For the reasons set forth above, JPMC has not met its burden of showing that it is entitled to omit the Proposal in reliance on Rule 14a-8(i)(3) or (i)(7). We respectfully request that JPMC's request for relief be denied.

* * * *

The Proponents appreciate the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (734) 887-4964.

Very truly yours,



Meredith A. Miller
Chief Corporate Governance Officer

cc: Martin P. Dunn
Morrison & Foerster LLP
MDunn@mofo.com

Michael Garland
Assistant Comptroller for Environmental, Social and Governance
City of New York Office of the Comptroller

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

NEW YORK, SAN FRANCISCO,
LOS ANGELES, PALO ALTO,
SACRAMENTO, SAN DIEGO,
DENVER, NORTHERN VIRGINIA,
WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS,
BEIJING, SHANGHAI, HONG KONG,
SINGAPORE

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 13, 2015

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of the Comptroller of the
City of New York and the UAW Retiree Medical Benefits Trust

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by the Comptroller of the City of New York on behalf of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, the New York City Teachers' Retirement System, and the New York City Board of Education Retirement System and the UAW Retiree Medical Benefits Trust (collectively, the "***Proponents***") from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponents' cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to Michael Garland, as representative of the Proponents, via email at mgarlan@comptroller.nyc.gov or via facsimile at (212) 669-4072.

I. SUMMARY OF THE PROPOSAL

On December 9, 2014, the Company received an email on behalf of the Proponents containing the Proposal for inclusion in the Company's 2015 Proxy Materials. The Proposal reads as follows:

> "RESOLVED, that shareholders of JPMorgan Chase & Co. ("JPMorgan") urge the board of directors ("Board") to adopt a policy (the "Policy") that JPMorgan will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused any senior executive to forfeit an incentive compensation award as a result of applying JPMorgan clawback provisions. "Senior executive" includes a former senior executive.
>
> The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation."

II. EXCLUSION OF THE PROPOSAL

A. Bases For Excluding The Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2015 Proxy Materials in reliance on:

- Rule 14a-8(i)(3), as the Proposal is materially false and misleading; and
- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations.

B. The Proposal May Be Omitted In Reliance On Rule 14a-8(i)(3), As It Is So Vague And Indefinite As To Be Materially False And Misleading

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) *("SLB 14B")*, reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the language of the proposal or the supporting statement renders the proposal so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Company* (Jul. 30, 1992). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

The Staff has consistently concurred that a proposal may be excluded in reliance on Rule 14a-8(i)(3) where neither shareholders, in voting on the proposal, or the company, in implementing the proposal, would be able to determine with any reasonable certainty the action sought. For example, in *Comcast Corp.* (Mar. 6, 2014) the Staff concurred with the exclusion of a proposal requesting that the company's board of directors adopt a policy because the proposal was vague and indefinite, noting in particular that "the proposal [did] not sufficiently explain when the requested policy would apply." Further, if a proposal provides standards or criteria that a company is intended to follow, those standards or criteria must be clear to both the company and its shareholders, not general or uninformative.

Consistent with this requirement, the Staff has consistently concurred that specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement and, as such, when a proposal fails to adequately define key terms or provide sufficient guidance regarding the manner in which the proposal should be implemented, that proposal may be omitted as vague and indefinite. *See, e.g., Morgan Stanley* (Mar. 12, 2013) (concurring with the omission of a proposal as vague and indefinite where the proposal requested the appointment of a committee to explore "extraordinary transactions" that could enhance stockholder value as being vague and indefinite); *The Boeing Co.* (Mar. 2, 2011) (concurring with the omission of a proposal as vague and indefinite where the proposal requested, among other things, that senior executives relinquish certain "executive pay rights" because such phrase was not sufficiently defined); *AT&T Inc.* (Feb. 16, 2010) (concurring with the omission of a proposal as vague and indefinite where the proposal sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term); *Puget Energy Inc.* (Mar. 1, 2002) (concurring with the omission of a proposal as vague and indefinite where the proposal requested a policy of "improved corporate governance"); and *Norfolk Southern Corp.* (Feb. 13, 2002) (concurring with the omission of a proposal as vague and indefinite where the proposal requested that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry").

The Proposal may be omitted in reliance on Rule 14a-8(i)(3) because it is unclear as to the fundamental issue of the employees and former employees to which it would apply. In this regard, while the "Resolved" clause of the proposal uses the term "senior executives" to describe the application of the Proposal, the uncertain meaning of that basic term in the Proposal is demonstrated by the conflict between the definition of "executive officer" under the Exchange Act and the Supporting Statement's description of the meaning of "senior executive."

Exchange Act Rule 3b-7 defines "executive officer" as follows:

> The term executive officer, when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

As required by Item 10 of Form 10-K, the Company identifies its "executive officers," as defined in Rule 3b-7, in its Annual Report on Form10-K. The Company currently has ten executive officers: Chairman and Chief Executive Officer; Chief Financial Officer; Chief Risk Officer; General Counsel; Head of Human Resources; Chief Operating Officer; and the Chief Executive Officers of each of Asset Management, Commercial Banking, Consumer & Community Banking, and the Corporate & Investment Bank.

The Supporting Statement indicates that the range of employees that would be subject to the policy sought in the Proposal should extend beyond the Company's "named executive officers," but is unclear as to the actual range of employees that would be subject to that policy. In the Supporting Statement, the Proponents state "[i]n our view, disclosure of recoupment from senior executives below the named executive officer level, recoupment from whom is already required to be disclosed under SEC rules, would be useful for shareholders because *these executives may have business unit responsibilities or otherwise be in a position to take on substantial risk or affect key company policies*." (emphasis added). The breadth of this language in the Supporting Statement goes well beyond the definition of executive officer in Rule 3b-7; this language goes beyond the Rule 3b-7 definition by stating that the Proposal "may" also apply to persons who do not have business unit responsibilities but could be "in a position to take on substantial risk" or who could be in a position to "affect" key company policies.

As set forth above, the definition in Rule 3b-7 applies to a specified list of officers, persons who are in charge of a principal business unit or function, and any other officer who performs a policy making function for the Company. As such, it appears that the Proposal is seeking a policy that would apply to persons who are not executive officers, do not have business unit responsibilities, and do not have a policy making function. Specifically, the disclosure requested in the Proposal would apply to executive officers and any person who "may" be in a position to take on substantial risk or who may "affect" key company policies. Accordingly, it is the Company's view that the meaning of the term "senior executives" in the Proposal is so fundamentally vague and misleading that neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to understand with any reasonable certainty exactly what disclosure the Proposal would require, based on the language of the Proposal and the Supporting Statement. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as the Proposal and Supporting Statement are so vague and indefinite as to be materially false and misleading.

C. The Proposal May Be Omitted In Reliance On Rule 14a-8(i)(7), As It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

As discussed above, the Supporting Statement provides that the requested disclosure policy should relate to an uncertain category of persons who are not executive officers. While the range of those non-executive officers to whom the proposal would apply is fundamentally unclear, the fact that the Proposal would apply to some range of non-executive officers is made certain by the Supporting Statement's discussion of the application of the Proposal to non-business unit heads that may "otherwise" be in a position to take on substantial risk or "affect" company policy. These specific references to the compensation of employees other than senior executives causes the Proposal to be properly omitted under Rule 14a-8(i)(7).

The Staff has consistently determined that proposals relating to employee compensation involve matters relating to ordinary business and therefore may be excluded under Rule 14a-8(i)(7). In addition, the Staff has consistently determined that proposals addressing both executive compensation and non-executive, or general employee, compensation are excludable under Rule 14a-8 (i)(7). *See, e.g., Johnson Controls* (Oct. 16, 2012) (noting "the proposal relates to compensation that may be paid to employees generally and is not limited to compensation that may be paid to senior executive officers and directors. Further, proposals that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7)").

While the Staff has distinguished proposals relating solely to executive compensation, finding such proposals not to be excludable under Rule 14a-8(i)(7), the Proposal does not relate solely to executive compensation. Further, while the Staff has indicated that proposals relating to compensation of "personnel who are in a position to cause the [financial] institution to take inappropriate risks that could lead to material financial loss" generally are not excludable under Rule 14a-8(i)(7) (*see Bank of America Corporation* (Feb. 19, 2014) ("*Bank of America 2014*"), the Proposal is not limited to compensation of such non-executive officers. Rather, the Supporting Statement indicates that the requested disclosure policy would apply to the Company's compensation practices concerning an unspecified group of personnel who may be in a position to take on "substantial risk" or "affect" company policies. Thus, the Proposal is not limited to the compensation of personnel that could cause "material financial loss," as in *Bank of America 2014*; instead it applies broadly to an uncertain group of personnel who could take on "substantial risk" or, regardless of being in that category, could "affect" company policies.

In *Xerox Corp.* (Mar. 31, 2000) ("*Xerox*"), the Staff concurred with the omission of a proposal in reliance on Rule 14a-8(i)(7) where the proposal would have called for a policy of providing competitive compensation to all of the company's employees on the grounds that it related to the company's "ordinary business operations (*i.e.*, general employee compensation matters)." Similarly, in *The Bank of New York Company, Inc.* (Sept. 24, 2004), the Staff concurred with the omission of a proposal that sought to limit "the maximum salary of The Bank of New York 'employees' by [*sic*] $ 400,000" pursuant to Rule 14a-8(i)(7) as "relating to The Bank of New York's ordinary business operations (*i.e.*, general compensation matters)." More recently, the Staff concurred with the omission under Rule 14a-8 (i)(7) of a proposal that related to the compensation of "named executive officers and the 100 most highly-compensated employees." *See Bank of America Corporation* (Feb. 26, 2010) ("*Bank of America 2010*"); *see also JPMorgan Chase & Co.* (Feb. 25, 2010). In *Bank of America 2010*, the Staff concluded that the proposal relating to the compensation of the 100 most highly compensated employees was properly omitted in reliance on rule 14a-8(i)(7) because it related to "compensation that may be paid to employees generally and [was] not limited to compensation that may be paid to senior executive officers and directors." In its response, the Staff reiterated that proposals "that concern general employee compensation matters are generally excludable under rule 14a-8(i)(7)."

Accordingly, as the Proposal relates to an unclear category of employees who are beyond the category of senior executives, it relates, at least in part, to general employee compensation matters. The Company is, therefore, of the view that the Proposal relates, in part, to ordinary business operations and, as such, the Company may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,



Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Michael Garland, City of New York Office of the Comptroller
Meredith Miller, UAW Retiree Medical Benefits Trust
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 8, 2014

Mr. Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

Dear Mr. Horan:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, the New York City Teachers' Retirement System and custodian of the New York City Board of Education Retirement System, (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of JPMorgan Chase & Co. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

The UAW Retiree Medical Benefits Trust (the "Trust") is co-lead filing this proposal with the Systems. Please recognize the Systems and the Trust as co-lead filers of this proposal. If you require more information or have any further questions on this matter please contact both parties.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,



Michael Garland
Enclosure

RESOLVED, that shareholders of JP Morgan Chase & Co. ("JPMorgan") urge the board of directors ("Board") to adopt a policy (the "Policy") that JPMorgan will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying JPMorgan clawback provisions. "Senior executive" includes a former senior executive.

The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe compensation policies should promote sustainable value creation. We believe disclosure of the use of recoupment provisions would reinforce behavioral expectations and communicate concrete consequences for misconduct.

JPMorgan has mechanisms in place to recoup certain incentive compensation. JPMorgan can recoup equity compensation from Operating Committee members and certain other senior employees for material restatement of the firm's financial results, conduct detrimental to the firm, and failure to identify material risks, among other circumstances.

In recent years, JPMorgan has spent at least $15.5 billion to settle claims involving various kinds of wrongdoing:

- In November 2014, JPMorgan paid approximately $1 billion to three regulators in the U.K. and U.S. for allegedly rigging foreign-exchange benchmarks. (http://www.bloomberg.com/news/2014-11-12/banks-to-pay-3-3-billion-in-fx-manipulation-probe.html)
- In February 2014, JPMorgan paid approximately $614 million for allegedly violating the False Claims Act by knowingly originating and underwriting non-compliant mortgage loans insured and guaranteed by two U.S. government agencies.
- In November 2013, JPMorgan paid $13 billion for allegedly regularly overstating the quality of mortgages it sold to investors.
- In September 2013, JPMorgan agreed to pay $920 million to settle charges it misstated financial results and lacked effective internal controls at its Chief Investment Office (CIO), which suffered massive trading losses.

Except in the case involving the CIO, JPMorgan has not made any proxy statement disclosure regarding the application of its clawback provisions in response to the settlements into which it has entered in recent years or as a result of any detrimental conduct.

Such disclosure would allow shareholders to evaluate the Compensation and Management Development Committee's use of the recoupment mechanism. In our view, disclosure of recoupment from senior executives below the named executive officer level, recoupment from whom is already required to be disclosed under SEC rules, would be useful for shareholders because these executives may have business unit responsibilities or otherwise be in a position to take on substantial risk or affect key company policies.

We are sensitive to privacy concerns and urge JPMorgan's Policy to provide for disclosure that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.

UAW RETIREE
Medical Benefits Trust

RECEIVED BY THE

DEC 10 2014

OFFICE OF THE SECRETARY

December 9, 2014

Mr. Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

Dear Mr. Horan:

The purpose of this letter is to inform you that the UAW Retiree Medical Benefits Trust (the "Trust") is co-sponsoring the resolution submitted by New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Police Pension Fund, the New York City Teachers' Retirement System and custodian of the New York City Board of Education Retirement System, (the "Systems") on December 8, 2014, for inclusion in JPMorgan Chase & Co.'s (the "Company") 2015 proxy statement. A copy of the resolution is attached.

The Trust is the beneficial owner of more than $2,000 in market value of the Company's stock and has held such stock continuously for over one year. Furthermore, the Trust intends to continue to hold the requisite number of shares through the date of the 2015 annual meeting. Proof of ownership will be sent by the Trust's custodian, State Street Bank and Trust Company, under separate cover.

Please contact me at (734) 887-4964 or via email at mamiller@rhac.com if you have any questions or would like to further discuss the issues raised herein.

Sincerely,



Meredith Miller
Chief Corporate Governance Officer
UAW Retiree Medical Benefits Trust

110 Miller Avenue, Suite 100, Ann Arbor, MI 48104-1296
Tel: 734-887-4964 • Fax: 734-929-5859

RESOLVED, that shareholders of JP Morgan Chase & Co. ("JPMorgan") urge the board of directors ("Board") to adopt a policy (the "Policy") that JPMorgan will disclose annually whether it, in the previous fiscal year, recouped any incentive compensation from any senior executive or caused a senior executive to forfeit an incentive compensation award as a result of applying JPMorgan clawback provisions. "Senior executive" includes a former senior executive.

The Policy should provide that the general circumstances of the recoupment or forfeiture will be described. The Policy should also provide that if no recoupment or forfeiture of the kind described above occurred in the previous fiscal year, a statement to that effect will be made. The disclosure requested in this proposal is intended to supplement, not supplant, any disclosure of recoupment or forfeiture required by law or regulation.

SUPPORTING STATEMENT

As long-term shareholders, we believe compensation policies should promote sustainable value creation. We believe disclosure of the use of recoupment provisions would reinforce behavioral expectations and communicate concrete consequences for misconduct.

JPMorgan has mechanisms in place to recoup certain incentive compensation. JPMorgan can recoup equity compensation from Operating Committee members and certain other senior employees for material restatement of the firm's financial results, conduct detrimental to the firm, and failure to identify material risks, among other circumstances.

In recent years, JPMorgan has spent at least $15.5 billion to settle claims involving various kinds of wrongdoing:

- In November 2014, JPMorgan paid approximately $1 billion to three regulators in the U.K. and U.S. for allegedly rigging foreign-exchange benchmarks. (http://www.bloomberg.com/news/2014-11-12/banks-to-pay-3-3-billion-in-fx-manipulation-probe.html)
- In February 2014, JPMorgan paid approximately $614 million for allegedly violating the False Claims Act by knowingly originating and underwriting non-compliant mortgage loans insured and guaranteed by two U.S. government agencies.
- In November 2013, JPMorgan paid $13 billion for allegedly regularly overstating the quality of mortgages it sold to investors.
- In September 2013, JPMorgan agreed to pay $920 million to settle charges it misstated financial results and lacked effective internal controls at its Chief Investment Office (CIO), which suffered massive trading losses.

Except in the case involving the CIO, JPMorgan has not made any proxy statement disclosure regarding the application of its clawback provisions in response to the settlements into which it has entered in recent years or as a result of any detrimental conduct.

Such disclosure would allow shareholders to evaluate the Compensation and Management Development Committee's use of the recoupment mechanism. In our view, disclosure of recoupment from senior executives below the named executive officer level, recoupment from whom is already required to be disclosed under SEC rules, would be useful for shareholders because these executives may have business unit responsibilities or otherwise be in a position to take on substantial risk or affect key company policies.

We are sensitive to privacy concerns and urge JPMorgan's Policy to provide for disclosure that does not violate privacy expectations (subject to laws requiring fuller disclosure).

We urge shareholders to vote FOR this proposal.



STATE STREET.

Derek A. Farrell
[illegible]

State Street Bank and Trust Company
[illegible]
[illegible]
[illegible] MA [illegible]
Telephone [illegible]
Facsimile [illegible]

dfarrell@statestreet.com

December 8, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: JPMORGAN CHASE + CO

Cusip: 46625H100

Shares: 2,570,671

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
[illegible]
[illegible] MA [illegible]
Telephone [illegible]
Facsimile [illegible]

dfarrell@statestreet.com

December 8, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: JPMORGAN CHASE + CO

Cusip: 46625H100

Shares: 197,737

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
[illegible]

[illegible]

dfarrell@statestreet.com

December 8, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: JPMORGAN CHASE + CO

Cusip: 46625H100

Shares: 682,441

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
[illegible]
Quincy, MA [illegible]
Telephone [illegible]
Facsimile [illegible]

dfarrell@statestreet.com

December 8, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: JPMORGAN CHASE + CO

Cusip: 46625H100

Shares: 3,109,169

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
[illegible]

State Street Bank and Trust Company
[illegible]

dfarrell@statestreet.com

December 8, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: JPMORGAN CHASE + CO

Cusip: 46625H100

Shares: 7,090

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

 STATE STREET

Dan Sacramone

Client Service Officer
STATE STREET BANK
State Street Global Services/IIS
Crown Colony Office Park
1200 Crown Colony Drive
Mail Stop CC1-5S
Quincy, Massachusetts 02169
DNSacramone@statestreet.com

TEL: 1-617-537-0151
FAX: 1-617-769-6695

DATE: December 9, 2014

Mr. Anthony J. Horan
Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

Re: Shareholder Proposal Record Letter for J.P. Morgan Chase & Co. (cusip 46625H100)

Dear Mr. Horan:

State Street Bank and Trust Company is custodian for **1,399,909 shares of J.P. Morgan Chase & Co.** common stock held for the benefit of the UAW Retiree Medical Benefits Trust (the "Trust"). The Trust has continuously owned at least 1% or $2,000 in market value of the Company's common stock for at least one year through December 9, 2014. The Trust continues to hold the requisite number of shares of the Company's stock.

As custodian for the Trust, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). CEDE + CO., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me at 617-537-0151.

Sincerely,



Dan Sacramone

From:
;ent: Friday, December 19, 2014 4:00 PM
fo: 'mgarlan@comptroller.nyc.gov'
Cc: Horan, Anthony; Vincent, Robert Legal; Corporate Secretary
Subject: JPMC Proxy - NYC Comptroller
Attachments: [Untitled]-pdf.zip; Rule 14a-8 .pdf; Staff Legal Bulletin 14F.PDF

Dear Mr. Garland
Attached is a copy of our letter regarding the shareholder proposal submitted for inclusion in the proxy materials relating to JPMC's 2015 Annual Meeting of Shareholders.

Regards

JPMORGAN CHASE & CO.

Robert C. Vincent III
Deputy Corporate Secretary
Office of the Secretary

December 19, 2014

VIA OVERNIGHT DELIVERY

Michael Garland
Assistant Comptroller, Environmental, Social, and Governance
City of New York, Office of the Comptroller
Municipal Building
1 Centre Street, Room 629
New York, NY 10007

Dear Mr. Garland:

I am writing on behalf of JPMorgan Chase & Co. ("JPMC"), which received on December 9, 2014, via email, from the Comptroller of the City of New York, as custodian and trustee for the New York City Employee's Retirement System, New York City Fire Department Pension Fund, New York City Police Pension Fund, New York City Teachers' Retirement System and as custodian for New York City Board of Education Retirement System (collectively the "Funds"), the shareholder proposal regarding clawback disclosure policies (the "Proposal") for consideration at JPMC's 2015 Annual Meeting of Shareholders.

The Proposal contains certain procedural deficiencies, as set forth below, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

Ownership Verification

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that each shareholder proponent must submit sufficient proof that it has continuously held at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. JPMC's stock records do not indicate that the Funds are the record owner of sufficient shares to satisfy this requirement. In addition, the proof of ownership letters from State Street do not appear to be sufficient to satisfy the provisions of Rule 14a-8(b) because they are dated December 8, 2014—one day prior to the date on which your proposal was submitted via email.

To remedy this defect, you must submit sufficient proof of ownership of JPMC shares. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

- A written statement from the "record" holder of the shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted (i.e., December 9, 2014), the Funds continuously held the requisite number of JPMC shares for at least one year.

- If the Funds have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting ownership of JPMC shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Office of the Comptroller continuously held the required number of shares for the one-year period.

For your reference, please find enclosed a copy of SEC Rule 14a-8.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the shares, the SEC's Division of Corporation Finance (the "SEC Staff") published Staff Legal Bulletin No. 14F ("SLB 14F"). In SLB 14F, the SEC Staff stated that only brokers or banks that are Depository Trust Company ("DTC") participants will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which your shares are held. If you are not certain whether your broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. If your broker or bank is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which your securities are held. You should be able to determine the name of this DTC participant by asking your broker or bank. If the DTC participant knows the holdings of your broker or bank, but does not know your holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held by you for at least one year – with one statement from your broker or bank confirming your ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copy of SLB 14F for further information.

For the Proposal to be eligible for inclusion in the JPMC's proxy materials for the JPMC's 2015 Annual Meeting of Shareholders, the rules of the SEC require that a response to this letter, correcting all procedural deficiencies described in this letter, be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 270 Park Avenue, 38th Floor, New York NY 10017. Alternatively, you may transmit any response by facsimile to me at 212-270-4240.

If you have any questions with respect to the foregoing, please contact me.

Sincerely,



Enclosures:
Rule 14a-8 of the Securities Exchange Act of 1934
Division of Corporation Finance Staff Bulletin No. 14F

From: Garland, Michael [mgarlan@comptroller.nyc.gov]
ent: Monday, December 29, 2014 1:40 PM
fo:
Cc:
Subject: RE: JPMC Proxy - NYC Comptroller
Attachments: NYCRS JP Morgan Chase & Co. Proof of Ownership.pdf

In response to your December 19, 2014 letter to me, attached please find updated proof of ownership letters confirming the Systems' continuous ownership from November 1, 2013 through the proposal submission date, and beyond.

Regards,

Mike

Michael Garland
Assistant Comptroller - Environmental, Social and Governance
Bureau of Asset Management
Office of New York City Comptroller Scott M. Stringer
1 Centre Street, Room 629
New York, NY 10007
212-669-2517

From:
Sent: Friday, December 19, 2014 4:00 PM
To: Garland, Michael
Cc: Horan, Anthony; Vincent, Robert Legal; Corporate Secretary
Subject: JPMC Proxy - NYC Comptroller

Dear Mr. Garland
Attached is a copy of our letter regarding the shareholder proposal submitted for inclusion in the proxy materials relating to JPMC's 2015 Annual Meeting of Shareholders.

Regards



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 29, 2014

Mr. Robert C. Vincent III
Deputy Corporate Secretary
Office of the Secretary
JP Morgan Chase & Co.
270 Park Avenue
New York, NY 10017-2070

Dear Mr. Vincent:

In response to your letter, dated December 19, 2014, regarding the eligibility of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (the "Systems") to submit a shareholder proposal to JPMorgan Chase & Co. (the "Company"), in accordance with SEC Rule 14a-8 (b), I enclose letters from State Street Bank and Trust Company, the Systems' custodian bank since November 1, 2013, certifying that at the time the shareholder proposal was submitted to the Company, each held, continuously since November 1, 2013, at least $2,000 worth of shares of the Company's common stock. I hereby declare that each intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

Sincerely,

Michael Garland

Enclosure



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

December 26, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: JPMORGAN CHASE + CO

Cusip: 46625H100

Shares: 2,528,871

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

December 26, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: JPMORGAN CHASE + CO

Cusip: 46625H100

Shares: 3,063,269

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169

Telephone (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

December 26, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: JPMORGAN CHASE + CO

Cusip: 46625H100

Shares: 7,090

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

December 26, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: JPMORGAN CHASE + CO

Cusip: 46625H100

Shares: 682,441

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

December 26, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: JPMORGAN CHASE + CO

Cusip: 46625H100

Shares: 186,237

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell

Derek A. Farrell
Assistant Vice President